

October 1, 2013

Via E-mail
Mr. Martin D. Wilson, President
Armstrong Energy, Inc.
7733 Forsyth Boulevard, Suite 1625
St. Louis, Missouri 63105

> **Re:** **Armstrong Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 16, 2013**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 23, 2013**
> **File No. 333-191182**

Dear Mr. Wilson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We read your response to our prior comment 12 and note you have revised your disclosure in results of operations to present a discussion of net (loss) income. Please revise to include disclosure of the comparable GAAP measure with equal or greater prominence throughout the document where Adjusted EBITDA is presented (e.g. Prospectus Summary, Overview in MD&A).

Inside Front Cover of Prospectus

2. We note your response to comment 5 of our letter dated August 23, 2013 and we reissue the comment. Please revise to provide the information required by Item 2 of Part I of Form S-4. In this regard, we are unable to locate the information set forth in subsections (1) and (2).

Risk Factors, page 17

3. Please revise the risk factor subheading for the first risk factor on page 36 to clearly reflect the risk being discussed in the risk factor narrative, i.e. the risk associated with a default of the covenants under the revolving credit facility.

Executive Compensation, page 125

4. We reissue comment 14 of our letter dated August 23, 2013. Please discuss in greater detail the performance criteria used to determine the bonuses awarded for the last fiscal year.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer, page 147

5. We note your revised disclosure in response to comment 20 of our letter dated August 23, 2013 and we reissue the comment. We continue to note your disclosure on page 147 indicating that you will accept "promptly" after the expiration date all Outstanding Notes properly tendered and will issue Exchange Notes. Rule 14e-1(c) requires that you exchange the notes or return the Outstanding Notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Description of Exchange Notes, page 152

6. We note your revised disclosure in response to comment 21 of our letter dated August 23, 2013 and we reissue the comment. We note that you describe the guarantees as "fully and unconditionally guaranteed" in notes 15 on page F-22, 25 on page F-33 and 16 on page F-55. Please revise to add qualifying language.

Exhibits

7. We note your legality opinion, which states that the guarantees "will remain the valid and binding obligation of the Guarantors." We further note that the Indenture is governed by New York law, pursuant to Section 115 of Exhibit 4.7. It is unclear why your opinion does not extend to the laws of New York. Please revise or advise.

8. Please file Exhibit 4.12 in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director